

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2023

Alex Wu
Chief Financial Officer
NaaS Technology Inc.
Newlink Center, Area G, Building 7
Huitong Times Square
No.1 Yaojiayuan South Road, Chaoyang District
Beijing, 100024
The People's Republic of China

> **Re: NaaS Technology Inc.**
> **Shell Company Report on Form 20-F**
> **Amendment No.1 to Shell Company Report on Form 20-F**
> **File No. 001-38235**

Dear Alex Wu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No.1 to Shell Company Report on Form 20-F Filed March 27, 2023

Dada Auto Inc.
Notes to the Combined Financial Statements
1. Restatement of Previously Issued Consolidated Financial Statements, page F-46

1.   You list ten individual restatement matters that underlie the restatement adjustments. For each individual restatement matter, please address the following:
- Clearly disclose whether it is due to an error or a change in accounting policies or estimates to the extent that it currently is not.
- Revise to provide all required disclosures in accordance with IAS 8 for each respective type of change (e.g. an error, a change in accounting policies or estimates).

2.   We note one of the restatement adjustments relates to the revision of your measurement
        policy for revenue from membership program and full station operation. Please address
        the following:
        •   Tell us and revise to disclose the reason(s) behind each measurement policy change,
            including why applying the new accounting policy provides reliable and more
            relevant information.
        •   Tell us and revise to describe, in sufficient detail, the VIP membership program in
            Business Overview of Item 4. Information on the Company section of the filing.

3.   We note your restated total operating costs for the fiscal year ended December 31, 2020
        are lower by approximately RMB 5.4 million than previously disclosed. Please tell us and
        revise to disclose, in sufficient detail, the reason(s) for each material line item balance
        change within total operating costs as it is unclear from the current accompanying
        disclosures.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you
have any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services